January 15, 2009

Via EDGAR and Facsimile

Eric Envall
Kathryn McHale
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:          Sonoma Valley Bancorp
Preliminary Proxy Statement on Schedule 14A
Filed January 2, 2009
File No. 000-31929

Dear Mr. Envall and Ms. McHale:

Sonoma Valley Bancorp (the “Company”) is submitting this letter in response to comments raised in the Staff’s letter to the Company dated January 15, 2009 (the “SEC Comment Letter”) regarding your review of the above-referenced preliminary proxy statement on Schedule 14A.  In this letter, we have included each comment from the SEC Comment Letter in italics followed by our response.  We welcome any questions you may have about our responses.

Financial Statements

1.
We note the revised disclosures provided on page 9 of your supplemental response.  As previously requested, please revise to disclose the model utilized to determine the relative fair values of the preferred shares and the warrant preferred shares.  Please note that although you utilized a model provided by Vining Sparks, it is ultimately the company’s responsibility to determine the amounts reported in your financial disclosures.

Response to Comment 1

Your comments are noted and revisions have been made to the pro forma financial statements.  Based on consultation with Vining Sparks, the Company determined the relative fair values of the Senior Preferred and Warrant Preferred shares as stated in the financial disclosures.  The Company assumes responsibility for all information contained therein.  We have deleted reference to Vining Sparks from the proxy statement.  As stated in the disclosures, the Company determined the fair value of the preferred based on the current market rate of the preferred.

2.
To the extent you continue to disclose that you have relied on a model provided by Vining Sparks for the purposes of determining amounts to be reported in your forma disclosures, please tell us how you concluded that a consent was not required to be filed.

Response to Comment 2

As stated in response to Comment 1, the Company has deleted the disclosure regarding Vining Sparks.  No consent is necessary.

3.
As previously requested, please revise your disclosures to indicate how you determined that a period of five years was the appropriate timeframe to accrete the discount on the preferred shares and amortize the premium on the warrant preferred shares.  Please note that this is a separate assumption from the effective life used to determine the relative fair value for the purposes of allocating the proceeds and as such should be separately disclosed.

Response to Comment 3

Your comments are noted and the Company has revised the notes to the pro forma financial statements accordingly.  The Company has determined that the five year period for accretion and amortization is appropriate because the Company intends to redeem the preferred shares within five years prior to the increase in the dividend rate of the preferred shares.

Closing Comments

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We believe this letter is responsive to your comments.  Please do not hesitate to call Jeff Pietsch or David Adams at (916-558-6000) if you have questions.

Very truly yours,

/s/ Mary Dieter Smith
Mary Dieter Smith,
Executive Vice President
and Chief Financial Officer